SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of March, 2010

Copa Holdings, S.A.
(Translation of Registrant's Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
 (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐     No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure:  Press Release: COPA HOLDINGS ANNOUNCES MONTHLY TRAFFIC STATISTICS FOR FEBRUARY 2010

PRESS RELEASE	CONTACT:	Joseph Putaturo – Panamá
Director-Investor Relations
(507) 304-2677

COPA HOLDINGS ANNOUNCES MONTHLY TRAFFIC STATISTICS FOR FEBRUARY 2010
Consolidated traffic increases 11.7%

Panama, March 4, 2010 - Copa Holdings, S.A. (NYSE: CPA), and its Copa Airlines and Aero Republica operating subsidiaries, today released preliminary passenger traffic statistics for February 2010:

	February	February	Change
Copa Holdings (Consolidated)	2010	2009	(%)
ASM (mm) (1)	768.3	745.8	3.0%
RPM (mm) (2)	620.7	555.9	11.7%
Load Factor (3)	80.8%	74.5%	6.3	p.p.
Copa Airlines
ASM (mm) (1)	653.0	627.2	4.1%
RPM (mm) (2)	542.4	485.6	11.7%
Load Factor (3)	83.1%	77.4%	5.6	p.p.
Aero Republica
ASM (mm) (1)	115.3	118.6	-2.8%
RPM (mm) (2)	78.4	70.3	11.4%
Load Factor (3)	68.0%	59.3%	8.7	p.p.
1.  Available seat miles - represents the aircraft seating capacity multiplied by the number of miles the seats are flown.
2.  Revenue passenger miles - represents the numbers of miles flown by revenue passengers
3.  Load factor  - represents the percentage of aircraft seating capacity that is actually utilized

For the month of February 2010, Copa Holdings’ system-wide passenger traffic (RPM) increased 11.7%, while capacity (ASM) increased 3.0%.  System load factor for February 2010 was 80.8%, a 6.3 percentage point increase when compared to February 2009.

Copa Airlines passenger traffic (RPM) for February 2010 increased 11.7%, while capacity (ASM) increased 4.1%. This resulted in a load factor of 83.1%, a 5.6 percentage point increase when compared to February 2009.

Aero Republica passenger traffic (RPM) for February 2010 increased 11.4%, while capacity (ASM) decreased 2.8%.  Load factor for the month reached 68.0%, an 8.7 percentage point increase when compared to February 2009.

Copa Holdings, through its Copa Airlines and Aero Republica operating subsidiaries, is a leading Latin American provider of passenger and cargo services. Copa Airlines currently offers approximately 152 daily scheduled flights to 45 destinations in 24 countries in North, Central and South America and the Caribbean.   In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through code share agreements with Continental Airlines and other airlines. Aero Republica provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines' Hub of the Americas through flights from Barranquilla, Bogota, Bucaramanga, Cali, Cartagena, Medellin and Pereira. Additionally, Aero Republica has international flights from Colombia to Caracas and Quito. For more information, visit www.copaair.com.

CPA-G

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A.
(Registrant)

Date: 03/04/2010
	By:	/s/ Victor Vial
	Name:	Victor Vial
	Title:	CFO

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